Accelerated Death Benefit for Long-Term Care	MONY LIFE INSURANCE COMPANY
Services Rider	OF AMERICA
HOME OFFICE: 1[2999 North 44th Street,
Suite 250, Phoenix, Arizona 85018]
1[(800) 777-6510]

This is an Accelerated Death Benefit for Long-Term Care Services Rider that covers Adult Day Care, Assisted Living Care, Custodial Care, Home Health Care Services, Hospice Care, care in a Long-Term Care Facility, Skilled Nursing Care, Intermediate Care and Nursing Home Care. The rider also covers Substantial Assistance and Substantial Supervision with the Activities of Daily Living.

In this rider “we,” “our” and “us” mean MONY Life Insurance Company of America. “You” and “your” mean the owner of the policy.

What this Rider Does. As described below in this rider: Upon you meeting certain conditions discussed below, we will pay you an amount each month as an acceleration of all or part of the policy death benefit if the insured person becomes Chronically Ill and receives Qualified Long-Term Care Services in accordance with a Plan of Care. Benefits paid will be a lien against policy values2[, unless benefits are being paid under the “Nonforfeiture Benefit” provision of this rider,] and will be reduced if there is an outstanding policy loan. While this rider is in force, and once benefits have been paid, certain transactions and provisions of the policy will be restricted. There is a charge for this rider.

Taxation. The benefits paid under this rider are intended to be treated for Federal income tax purposes as accelerated death benefits under the Internal Revenue Code (the “Code”) on the life of a Chronically Ill Individual receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefit is intended to qualify for exclusion from income within the limits of those provisions of the Code in effect at the issuance of this rider. Receipt of these benefits may be taxable and may affect your investment in the contract. Charges for this rider will reduce your investment in your contract for income tax purposes. You should consult your tax advisor as to your own situation regarding the taxation of any benefits received. This rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code.

Caution. We issued this rider based on your and the insured person’s answers to the questions on the application for this rider. Copies of your application for the policy and this rider are attached to the policy. If your or the insured person’s answers are not complete or true, we can deny benefits or rescind this rider, subject to this rider’s “Representations and Contestability” provision. The best time to clear up any questions is now, before a claim arises. If, for any reason, any answers are incorrect, contact us at our Administrative Office shown in the policy.

Notice to Owner. This rider may not cover all of the costs of long-term care during the insured person’s Period of Coverage. Please carefully review all policy and rider limitations. Receipt of benefits under this rider may adversely affect your eligibility for governmental benefits or public assistance programs, such as Medicaid.

Effective Date of this Rider. This rider is effective on the Register Date of the policy.

Right to Examine this Rider. You may examine this rider, and if for any reason you are not satisfied with it, you may cancel it by returning it with a written request for cancellation to our Administrative Office or to the agent who sold it to you by the 30th day after you receive it. If you do this, we will reverse any charges for this rider, and this rider will be treated as if it had never been issued. You may not add this rider to the policy at any later time.

Renewability. Unless this rider terminates (see “Rider Termination” provision of this rider) it will remain in force as long as the policy remains in force. 2[Since you have selected the Nonforfeiture Benefit, a limited amount of coverage may be continued, even if the rider without the Nonforfeiture Benefit would otherwise have terminated. Please see the “Nonforfeiture Benefit” provision of this rider for more information.]

Lapse Protection. While benefits under this rider are being paid, we will not lapse the policy.

ICC19-R19-LTCSR	PAGE 1

TABLE OF CONTENTS

RIDER DEFINITIONS	Pages 3-5

RIDER BENEFITS AND CONDITIONS	Pages 5-10

2[NONFORFEITURE BENEFIT	Page 10]

GENERAL PROVISIONS	Page 10-12

ICC19-R19-LTCSR	PAGE 2

Rider Definitions

Activities of Daily Living (“ADLs”). Those activities that measure the insured person’s ability for self-care. The ADLs used in this rider to determine the level of care the insured person needs are:

1.	Bathing: washing oneself by sponge bath; or in either a tub or shower, including the task of getting in or out of the tub or shower.

2.

Continence: the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

4.	Eating: feeding oneself by getting food into one’s body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.

5.	Toileting: getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring: moving into or out of a bed, chair, or wheelchair.

Acute Condition. The individual is medically unstable and requires frequent monitoring by medical professionals, such as physicians and registered nurses, in order to maintain his or her health status.

Adult Day Care. A state licensed or certified program for a specified number of individuals providing social or health-related or both types of services during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

Assisted Living Care. Personal custodial monitoring and assistance with ADLs provided in a residential setting in a state licensed or certified facility.

Assisted Living Facility. A facility that primarily provides ongoing care and related services to inpatients in one location and meets all of the following:

1.	provides 24-hour-a-day care and services sufficient to support needs resulting from Cognitive Impairment or inability to perform ADLs;

2.	has a trained and ready to respond employee on duty at all times to provide that care;

3.	provides 3 meals a day and accommodates special dietary needs;

4.	is licensed or accredited to provide such care, if licensing or accreditation is required by the state in which the care is received;

5.	has formal arrangements for the services of a physician or nurse to furnish medical care in the case of emergency; and

6.	has appropriate methods and procedures for handling and administering drugs and biologics.

Chronically Ill Individual. An individual who has been certified by a Licensed Health Care Practitioner as:

1.	being unable to perform (without Substantial Assistance from another person) at least two ADLs for a period of at least 90 days due to a loss of functional capacity; or

2.	requiring Substantial Supervision to protect such individual from threats to health and safety due to Cognitive Impairment.

Cognitive Impairment. A severe deficiency in the insured person’s short- or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. Included in this definition are nervous or mental disorders of organic origin, including Alzheimer’s Disease and senile dementia, which are determined by clinical diagnosis or tests.

Custodial Care. Personal assistance and care provided while the insured person is confined as an inpatient in any facility licensed by the state. Custodial Care includes assistance with the ADLs. Persons eligible for Custodial Care are those who are unable to care for themselves but who do not require Skilled Nursing Care or Intermediate Care. Custodial Care must be performed under the orders of a Physician.

Home Health Care Provider. A licensed home health care agency which provides medical and non-medical services, to ill, disabled or infirm persons in their homes. Such services include homemaker services, assistance with ADLs and respite care services.

Home Health Care Services. Medical or non-medical Personal Care or Maintenance Services, homemaker services, and hospice care delivered to the Insured in their place of residence, as part of the Insured’s Plan of Care by skilled or unskilled medical personnel of a Hospital or Home Health Care Provider; or by any individuals of your choice.

ICC19-R19-LTCSR	PAGE 3

Hospice Care Facility. A licensed hospice facility which provides palliative and supportive medical and other health services to meet the physical, social, spiritual, and special needs of terminally ill patients and their families in a group residential setting.

Hospital.	A place which is licensed to provide care and treatment for sick or injured persons as resident bed patients. It must provide:

1.	a registered graduate nurse on duty or on call at all times to supervise 24-hour nursing services;

2.	the means for diagnosis, treatment, and surgery; and

3.	a doctor present or on call at all times to supervise all care.

Immediate Family. You or the insured person’s spouse, parents, grandparents, siblings, children, stepchildren, grandchildren and their respective spouses. Immediate Family also includes immediate family of your or the insured person’s spouse.

Intermediate Care. Medically necessary care provided under the supervision of a registered nurse or a Physician in a Long-Term Care Facility to the insured person who is a resident patient. These services are provided to persons who do not require the degree of care and treatment of Skilled Nursing Care but who, because of their Cognitive Impairment or physical condition, require care and services above the level of Custodial Care. An attending Physician must certify that Intermediate Care in a Long-Term Care Facility is medically needed.

Licensed Health Care Practitioner. A Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements prescribed by the U.S. Secretary of the Treasury. A Licensed Health Care Practitioner does not include you, the insured person, a member of your or the insured person’s Immediate Family, or anyone who is under suspension from Medicare or

Medicaid.

Long-Term Care Facility. A facility, other than the acute care unit of a Hospital, that provides Skilled Nursing Care, Intermediate Care, or Custodial Care, and is licensed by the appropriate state licensing agency. It must also have:

1.	a registered graduate nurse on duty at all times to supervise 24-hour nursing service;

2.	a doctor to supervise the operation of the facility;

3.	a planned program of policies and procedures that were developed with the advice of a professional group of at least one doctor or nurse; and

4.	a doctor available to furnish emergency medical care.

A Long-Term Care Facility does not mean:

1.	a facility that primarily treats drug addicts or alcoholics;

2.	a facility that primarily provides domiciliary, residency, or retirement care; or

3.	a facility owned or operated by a member of your or the insured person’s Immediate Family.

Medicare. The Health Insurance for the Aged Act, Title XVIII of the Social Security Amendments of 1965 as then constituted or later amended.

Nursing Home Care. Nursing care and related services provided on an in-patient basis by a state licensed or certified facility, other than a hospital (except for a hospital or unit licensed or certified to provide nursing services specifically designed as long-term care services).

Personal Care or Maintenance Services. Any care aimed at providing needed assistance with any of the disabilities causing the individual to be a Chronically Ill Individual (including the protection to health and safety due to severe Cognitive Impairment). Personal Care or Maintenance Services includes, but is not limited to, assistance provided by any skilled or unskilled person under a Plan of Care.

Physician. A person, as defined in section 1861(r)(1) of the Social Security Act, who is licensed to practice the healing arts and is performing services within the scope of his or her license.

Plan of Care. A written plan for Qualified Long-Term Care Services designed especially for the insured person. This Plan of Care must specify the type, frequency and Providers of all the services the insured person requires; and be in accordance with accepted medical and nursing standards of practice. A Licensed Health Care Practitioner must prescribe a Plan of Care. A Plan of Care must be updated as the insured person’s condition and needs change. We must be provided with a revised Plan of Care each time it is updated.

We reserve the right to request periodic updates regarding the Plan of Care and documentation evidencing the Plan of Care is being followed, but not more frequently than once every 90 days. No more than one Plan of Care may be in effect at a time.

ICC19-R19-LTCSR	PAGE 4

Preexisting Condition. A condition for which medical advice or treatment was received by (or recommended to) the insured person from a Provider of health care services within six months before the effective date of this rider.

Provider. Provider includes, but is not limited to, Adult Day Care Center; Assisted Living Facility; Home Health Care Provider; Hospice Care Facility; Long-Term Care Facility and Nursing Home. A Provider also includes an employee of a licensed facility which renders services and who is qualified to provide such services. A Provider does not include anyone who is under suspension from Medicare or Medicaid.

Qualified Long-Term Care Services. Necessary diagnostic, preventive, therapeutic, curing, mitigating, and rehabilitative services, and maintenance or personal care services. These services must be required by a Chronically Ill Individual and must be provided in accordance with a Plan of Care prescribed by a U.S. Licensed Health Care Practitioner.

Skilled Nursing Care. Medically necessary care provided or supervised by a registered nurse or a Physician in a Long-Term Care Facility to the insured person who is a resident patient. It must be certified by an attending Physician that Skilled Nursing Care in a Long-Term Care Facility is medically needed on a daily basis.

Substantial Assistance. The physical hands-on assistance of another person without which the insured person is unable to perform an ADL; or the presence of another person within arm’s reach that is needed to prevent, by physical intervention, injury to the insured person while he or she is performing an ADL.

Substantial Supervision. Continual supervision (which may include cuing by verbal prompting, gestures, or other actions) by another person that is necessary to protect a severely cognitively impaired individual from threats to his or her health or safety (such as may result from wandering).

Rider Benefits and Conditions

Maximum Total Benefit. The Maximum Total Benefit depends on the policy death benefit option and the Acceleration Percentage as follows:

If the Acceleration Percentage is less than 100%: For death benefit Option A, the Maximum Total Benefit is equal to the current Long-Term Care Specified Amount. Death benefit Option B is not available if the Acceleration Percentage is less than 100%.

If the Acceleration Percentage is equal to 100%: For death benefit Option A, the Maximum Total Benefit is equal to the greater of (1) the current Long-Term Care Specified Amount and (2) a percentage of the amount in the Policy Account. For death benefit Option B, the Maximum Total Benefit is equal to the greater of (1) the current Long-Term Care Specified Amount plus the Policy Account Value and (2) a percentage of the amount in the Policy Account. The percentages used are those shown in the “Table of Percentages” in the “Policy Information” section of the policy.

The Maximum Total Benefit that is applicable to any Period of Coverage is determined as of the first day of that Period of Coverage and will not change or be recalculated during that Period of Coverage.

Maximum Monthly Benefit. The Maximum Monthly Benefit is the maximum amount we will pay in a month for Qualified Long-Term Care Services for the insured person. The initial Maximum Monthly Benefit at issue is equal to the Long-Term Care Specified Amount multiplied by the benefit percentage, shown in the “Policy Information” section of the policy, that you have selected. Subsequently, the Maximum Monthly Benefit is equal to the Maximum Total Benefit as determined on the first day of the first period of coverage multiplied by the benefit percentage.

When you submit a claim, you may ask that an amount less than the Maximum Monthly Benefit be paid (but not less than $500). Receiving a lower Monthly Benefit Payment could increase the length of time benefits may be payable.

2[If your coverage is continued as a Nonforfeiture Benefit and benefits have previously been paid under this rider, the Maximum Monthly Benefit will not change. If your coverage is continued as a Nonforfeiture Benefit and benefits have not previously been paid under this rider, the Maximum Monthly Benefit will be equal to the Maximum Total Benefit as determined on the date coverage under the “Nonforfeiture Benefit” provision of this rider begins multiplied by the benefit percentage.]

Monthly Benefit Payment. The amount we will pay in a month for Qualified Long-Term Care Services equals the lesser of:

1.	the Maximum Monthly Benefit (or lesser amount requested); and

2.	the monthly equivalent of 200% of the daily limit allowed by the Health Insurance Portability and Accountability Act. We reserve the right to increase this percentage.

We will pay a proportionate amount of the Monthly Benefit Payment for services rendered for less than a full month, (based on a 30 day month and a 360 day year). Income tax consequences may result if the aggregate payments received from all long-term care coverage on an insured person exceed the exclusion limits for benefits for Qualified Long-Term Care Services under applicable tax law. You should consult with a tax advisor regarding your circumstances.

ICC19-R19-LTCSR	PAGE 5

2[Maximum Total Nonforfeiture Benefit. If your coverage is continued as a Nonforfeiture Benefit, the Maximum Total Nonforfeiture Benefit will be the greater of:

1.	one month’s Maximum Monthly Benefit; and

2.

the sum of all charges deducted for the Accelerated Death Benefit for Long-Term Care Services Rider with the Nonforfeiture Benefit. This excludes any such charges that have not been deducted while rider benefits were being paid.

This Maximum Total Nonforfeiture Benefit will be reduced, but not below zero, by all Monthly Benefit Payments made under this rider, including any loan repayments and any benefit payments made under the “Extension of Benefits” and “Nonforfeiture Benefit” provisions of this rider.

However, the resulting Maximum Total Nonforfeiture Benefit will not exceed the Maximum Total Benefit of this rider as determined on the date coverage under the “Nonforfeiture Benefit” provision of this rider begins. Please see the “Nonforfeiture Benefit” provision of this rider for more information.]

Cost of this Rider. The monthly charge for this rider is part of the monthly deductions described in the policy. The monthly rate for this rider is based on the insured person’s sex, issue age, class of risk and tobacco user status, as well as the benefit percentage you choose. We may revise the rider’s rates from time to time. Any change in the rider’s rates will be as described in the “Changes in Policy Cost Factors” provision of the policy. However, the rider’s rate will never be more than the guaranteed rate shown in the “Policy Information” section of the policy. We will give you at least 60 days’ notice prior to the implementation of any rate increase.

The monthly charge for this rider is equal to the current monthly rate per $1,000 for this rider times the net amount at risk for this rider divided by $1,000. The net amount at risk for this rider depends on the policy death benefit option and the Acceleration Percentage.

If the Acceleration Percentage is less than 100%: For death benefit Option A, the net amount at risk for this rider is the lesser of (1) the current base policy face amount minus the Policy Account Value (but not less than zero) and (2) the current Long-Term Care Specified Amount. Death benefit Option B is not available if the Acceleration Percentage is less than 100%.

If the Acceleration Percentage is equal to 100%: For death benefit Option A, the net amount at risk for this rider is the lesser of (1) the base policy death benefit minus the Policy Account Value and (2) the greater of (a) the current Long-Term Care Specified Amount and (b) the Maximum Total Benefit for this rider (calculated as of that time) minus the Policy Account Value. For death benefit Option B, the net amount at risk for this rider is the Maximum Total Benefit for this rider (calculated as of that time) minus the Policy Account Value.

The monthly charge for this rider will apply while this rider and policy are in effect, but not beyond the policy anniversary nearest the insured person’s 121st birthday. The rider charge will not be deducted while rider benefits are being paid.

2[The monthly charge for this rider with the optional Nonforfeiture Benefit is greater than it would be had you not selected it.

However, if your coverage is continued as a Nonforfeiture Benefit, no additional rider charges will be due or payable thereafter.

Please see the “Nonforfeiture Benefit” provision of this rider for more information.]

Acceleration Percentage. The Acceleration Percentage is used to determine the Long-Term Care Specified Amount as a percentage of the base policy face amount when the base policy is issued and also at the time of any requested decrease in the base policy face amount. For policies with death benefit Option A, the Acceleration Percentage must be 3[between 20% and 100%], subject to a minimum Long-Term Care Specified Amount of 4[$100,000] at issue. For policies with death benefit Option B, the Acceleration Percentage must be 100%. The Acceleration Percentage must be specified on the application and may not be changed after the policy is issued.

Accumulated Benefit Lien Amount. We establish a lien whenever benefits are paid under this rider. The amount of this lien will equal the cumulative amount of rider benefits paid (including any loan repayments) during a Period of Coverage. We will deduct this lien amount from the base policy death benefit if the insured person dies before the end of a Period of Coverage. We will also reduce the Cash Surrender Value as described in the “Effect of Rider Benefits on Policy” provision of this rider.

If the insured person is alive at the end of a Period of Coverage, the Accumulated Benefit Lien Amount is reset to zero after policy values are reduced as explained in the “Effect of Rider Benefits on Policy” provision of this rider.

2[No additional lien will be established for any benefits paid under the “Nonforfeiture Benefit” provision of this rider.]

Long-Term Care Specified Amount. The initial Long-Term Care Specified Amount is equal to the face amount of the base policy at issue times the Acceleration Percentage, and it is shown in the “Policy Information” section of the policy. The Long-Term Care Specified Amount may change due to policy transactions, and will be reduced at the end of a Period of Coverage to reflect benefits paid during that Period of Coverage. See the “Effect of Policy Transactions on Rider Benefits” and “Effect of Rider Benefits on Policy” provisions of this rider for more information.

ICC19-R19-LTCSR	PAGE 6

Eligibility for the Payment of Benefits. We must receive the following before any benefits are payable:

1.

A written certification from a U.S. Licensed Health Care Practitioner that the insured person is a Chronically Ill Individual and is receiving Qualified Long-Term Care Services in accordance with a Plan of Care;

2.	Written notice of claim and proof of loss in a form satisfactory to us; and

3.	Proof that the Elimination Period has been satisfied (the Elimination Period must be satisfied only once while this rider is in effect).

Preexisting Conditions Limitation. No benefits will be provided under this rider during the first six months from the later of the register date of the policy and the effective date of the restored policy for long-term care services received by the insured person due to a Preexisting Condition. Days of chronic illness of the insured person for a Preexisting Condition during the first six months that this rider is in force will not count toward meeting the Elimination Period. If the policy was restored, this limitation does not apply if the preexisting condition is Cognitive Impairment or loss of functional capacity.

Elimination Period. A required period of time while this rider2[, including any continued coverage under the Nonforfeiture Benefit,] is in force that must elapse before any benefit is available to you under this rider. This rider will have an Elimination Period of 90 calendar days, beginning on the first day of any Qualified Long-Term Care Services that are provided to the insured person. Benefits under this rider will not be paid until the Elimination Period is satisfied, and benefits will not be retroactively paid for the Elimination Period. Each day the insured is chronically ill will be counted towards the Elimination Period, whether or not continuous. However, the required number of days of the Elimination Period must be accumulated within a continuous period of two years. The Elimination Period must be satisfied only once while this rider is in effect.

Waiver of Elimination Period. The Elimination Period will be deemed to have been satisfied if the following conditions are met:

1.	A Licensed Health Care Practitioner certifies that the insured person is a Chronically Ill Individual and is not expected to recover from the chronic illness during his/her lifetime; and

2.	All other conditions of eligibility have been met and we approved the claim for benefits.

When Rider Benefits Begin. We will begin Monthly Benefit Payments under this rider when: (a) the Eligibility for the Payment of Benefits conditions are met; and (b) a claim for benefits has been approved by us.

Continuation of Rider Benefits. For Monthly Benefit Payments to continue under this rider, a U.S. Licensed Health Care Practitioner must recertify, every twelve months from the date of the initial or subsequent certification, that the insured person is still a Chronically Ill Individual receiving Qualified Long-Term Care Services in accordance with a Plan of Care. Otherwise, benefit payments will terminate at the end of the twelve month period or, if earlier, as specified in the “Period of Coverage” provision of this rider.

Notice of Release. You must submit immediate notice to us at our Administrative Office when the insured person’s confinement in a

Long-Term Care Facility or Home Health Care is no longer required.

Physical Examinations. We, at our own expense, may have the insured person examined as often as we may reasonably require during a Period of Coverage.

Period of Coverage. The period of time during which the insured person receives services that are covered under this rider and for which benefits are payable. This starts on the first day covered services are received after the end of the Elimination Period. A Period of Coverage will end on the earliest of the following dates:

1.	the date we receive the Notice of Release which must be sent to us when the insured person is no longer receiving Qualified Long-Term Care Services;

2.	the date we discover the insured person is no longer receiving Qualified Long-Term Care Services in accordance with the Plan of Care written for that Period of Coverage;

3.	the date you request that we terminate benefit payments under this rider;

4.

the date the Accumulated Benefit Lien Amount equals the Maximum Total Benefit 2[or, if your coverage is continued as a Nonforfeiture Benefit, the date the Maximum Total Nonforfeiture Benefit has been paid out];

5.	the date you surrender the policy2[, except to the extent of any Nonforfeiture Benefit you may have];

6.	the date we make a payment under the Accelerated Death Benefit Rider for terminal illness2[, if it occurs before coverage is continued as a Nonforfeiture Benefit]; and

7.	the date of death of the insured person.

ICC19-R19-LTCSR	PAGE 7

Effect of Rider on Policy. While this rider is in force 2[before coverage is continued as a Nonforfeiture Benefit], policy face amount increases and death benefit option changes from Option A to Option B are not permitted.

Effect of Policy Transactions on Rider Benefits. The following policy transactions 2[before coverage is continued as a Nonforfeiture Benefit] will affect rider benefits as follows:

1.

Any request for a decrease in the policy face amount will reduce the current Long-Term Care Specified Amount to an amount equal to the lesser of (a) the new policy face amount times the Acceleration Percentage shown in the “Policy Information” section of the policy or (b) the current Long-Term Care Specified Amount immediately prior to the face amount decrease. Such reduction of the Long-Term Care Specified Amount resulting from a decrease in the policy face amount will take effect on the date that the decrease in the policy face amount takes effect.

2.

If the Acceleration Percentage is less than 100%: For death benefit Option A, any partial withdrawal of the Net Cash Surrender Value will reduce the current Long-Term Care Specified Amount by the amount of the withdrawal, but not to an amount less than the Policy Account Value minus the withdrawal amount. Death benefit Option B is not available if the Acceleration Percentage is less than 100%.

If the Acceleration Percentage is equal to 100%: For death benefit Option A, if the Maximum Total Benefit for this rider (calculated as of that time) minus the amount of any partial withdrawal of the Net Cash Surrender Value is less than the current Long-Term Care Specified Amount, then the Long-Term Care Specified Amount will be reduced to the Maximum Total Benefit for this rider (calculated as of that time) minus the amount to be withdrawn. For death benefit Option B, any partial withdrawal of the Net Cash Surrender Value will not reduce the current Long-Term Care Specified Amount.

Any reduction of the Long-Term Care Specified Amount resulting from a partial withdrawal of the Net Cash Surrender Value will take effect on the date that the withdrawal takes effect.

3.

Any death benefit option change from Option B to Option A will increase the current Long-Term Care Specified Amount by the amount in the Policy Account on the date the change in death benefit option takes effect; however, the new Long-Term Care Specified Amount will not be less than a percentage of the amount in the Policy Account. The percentages used are those shown in the “Table of Percentages” in the “Policy Information” section of the policy.

4.

We will terminate this rider as of the date you request payment of an accelerated death benefit due to the insured person’s terminal illness, as provided under any Accelerated Death Benefit Rider attached to the policy. We will terminate this rider as of the date of such request whether or not Monthly Benefit Payments are being made as of that date.

Effect of Rider Benefits on Policy. 2[The following statements describe the effect of rider benefits on the policy before coverage is continued as a Nonforfeiture Benefit.]

(A). During a Period of Coverage:

1.	Partial withdrawals of the Net Cash Surrender Value, face amount decreases and premium payments are not permitted.

2.	The base policy death benefit will not be less than the Maximum Total Benefit.

3.

Each Monthly Benefit Payment will increase the Accumulated Benefit Lien Amount by the amount of the payment (including any loan repayment). The Accumulated Benefit Lien Amount will be deducted from the base policy death benefit in determining the insurance benefit we will pay.

4.

For purposes of determining the Cash Surrender Value, the base policy face amount and Policy Account Value will each be reduced by a percentage. If the Acceleration Percentage is less than 100%: For death benefit Option A, such percentage will be equal to the Accumulated Benefit Lien Amount divided by the base policy face amount. Death benefit option B is not available if the Acceleration Percentage is less than 100%. If the Acceleration Percentage is equal to 100%: Such percentage will be equal to the Accumulated Benefit Lien Amount divided by the base policy death benefit. In any case, the percentage will not be more than 100%, and the Policy Account Value will not be reduced by more than the Accumulated Benefit Lien Amount.

Any applicable base policy surrender charge will be reduced on a pro-rata basis corresponding to the reduction in the base policy face amount. However, no pro-rata surrender charges for such reductions will be imposed.

5.

If there is an outstanding policy loan and accrued loan interest at the time that we pay benefits under this rider, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the Monthly Benefit Payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the Monthly Benefit Payment divided by the portion of the Maximum Total Benefit that we have not accelerated prior to this date.

Any Loan Extension and Paid Up Death Benefit Guarantee endorsements, and any Policy Continuation Rider of the policy will no longer apply once benefits are paid under this rider.

ICC19-R19-LTCSR	PAGE 8

6.

If this is a variable life policy, transfers between any of your unloaned value in our Guaranteed Interest Account (GIA) and your values in the investment funds of our Separate Account (SA) may continue to be made in accordance with the “Transfers” provision of the policy. However, we reserve the right to restrict your investment options in the funds of our SA while a Period of Coverage continues. If we do this, we will give you advance written notice.

(B). After a Period of Coverage ends:

1.

The base policy face amount and Policy Account Value will each be reduced by a percentage. If the Acceleration Percentage is less than 100%: For death benefit Option A, such percentage will be equal to the Accumulated Benefit Lien Amount divided by the base policy face amount. Death benefit option B is not available if the Acceleration Percentage is less than 100%. If the Acceleration Percentage is equal to 100%: Such percentage will be equal to the Accumulated Benefit Lien Amount divided by the base policy death benefit. In any case, the percentage will not be more than 100%, and the Policy Account Value will not be reduced by more than the Accumulated Benefit Lien Amount.

Any applicable base policy surrender charge will be reduced on a pro-rata basis corresponding to the reduction in the base policy face amount. However, no pro-rata surrender charges for such reductions will be imposed.

2.

The Long-Term Care Specified Amount will be reduced by a percentage equal to the Accumulated Benefit Lien Amount divided by the Maximum Total Benefit. However, if, based on this calculation, the Long-Term Care Specified Amount would be higher than the base policy face amount, the Long-Term Care Specified Amount will be further reduced to the base policy face amount.

3.	For any subsequent Period of Coverage, the Maximum Monthly Benefit will be equal to the Maximum Monthly Benefit during the initial Period of Coverage.

4.

Any premium fund value that we use to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

5.	Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

6.	The Accumulated Benefit Lien Amount is reset to zero.

If this is a variable life policy, the reduction in your Policy Account Value will reduce your unloaned value in our GIA and your values in the investment funds of our SA in accordance with your monthly deduction allocation percentages then in effect.    If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in our GIA and your values in the investment funds of our SA bear to the total unloaned value in your Policy Account.

If this is a universal life policy with index-linked interest options, the reduction will be made in accordance with the “Monthly Deductions Allocations” provision of the policy.

If this is not a variable life policy or a universal life policy with index-linked interest options, the reduction will be taken from the unloaned value in your Policy Account.

After the Period of Coverage has ended, we will provide you with notice of the adjusted values. If the reduction in the Policy Account

Value would exceed the unloaned portion of the Policy Account, this policy will terminate subject to the “Grace Period” provision of the policy.

(C).	If the entire Maximum Total Benefit has been paid out, the Period of Coverage will end, policy values will be adjusted as described in (B) above, and this rider will terminate.

(D).	If the net policy value is insufficient to cover policy monthly deductions, the policy will terminate subject to the “Grace Period” provision of the base policy.

Extension of Benefits. If the policy lapses, terminating this rider while the insured person is confined in a Long-Term Care Facility but before any rider benefits have been paid for the current Period of Coverage, benefits for that confinement may be payable if the confinement began while this rider was in force and continues without interruption after rider termination. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement 2[(in this case the Maximum Total Benefit will be reduced by the rider benefits that have been paid out)]; (b) the date the Maximum Total Benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, because the base policy has lapsed, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

This Extension of Benefits is subject to all other provisions of this rider (including but not limited to the “Elimination Period” and “Eligibility for the Payment of Benefits” provisions).

Exclusions. Qualified Long-Term Care Services do not include treatment or care:

1.	due to attempted suicide or intentionally self-inflicted injuries;

ICC19-R19-LTCSR	PAGE 9

2.	due to alcoholism or drug abuse (unless drug abuse was a direct result of the administration of drugs as part of treatment by a Physician);

3.	due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

4.	due to committing or attempting to commit or participating in a felony, riot or insurrection;

5.

received outside the United States unless the initial and any annual renewal certifications are completed by a Physician licensed in the United States. For purposes of this exclusion, United States shall mean the 50 states, District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

In addition, we will not pay any benefits under this rider if rider benefits are sought only because a third party requires that this rider be exercised (as, for example, to obtain or maintain a government assistance benefit).

2[Nonforfeiture Benefit

If this rider would otherwise end and the policy and rider have been inforce for three or more policy years, your coverage may be continued as a Nonforfeiture Benefit, in a reduced benefit amount and with no additional rider charges due or payable thereafter, unless you have already received benefits (including any loan repayments) that equal or exceed the total charges deducted for this rider.

The coverage period under the Nonforfeiture Benefit begins on the date the rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the “Extension of Benefits” provision of this rider):

1.	we receive your written request to terminate the rider;

2.	surrender of the policy;

3.	upon the policy terminating without value at the end of a grace period; or

4.	election of a Paid-Up Death Benefit Guarantee.

If benefits are being continued under the “Extension of Benefits” provision of this rider and the Maximum Total Benefit has not been paid out, coverage under the Nonforfeiture Benefit begins on the date the insured person is discharged from confinement in a Long-Term Care Facility.

While this Nonforfeiture Benefit is in effect, all of the provisions of this rider, including the “Rider Benefits and Conditions” section, continue to apply. Note that for any benefits, up to the Maximum Total Nonforfeiture Benefit, to be payable, we must receive from you all required information identified in the “Eligibility for the Payment of Benefits” provision of this rider. If you do not provide that required information, we will not pay you any benefits under this “Nonforfeiture Benefit” provision.

Once the Nonforfeiture Benefit is in effect, we will continue Long-Term Care coverage under a paid-up status (meaning no further premiums will be accepted) until the earlier of:

1.	the death of the insured person; and

2.	the date the Maximum Total Nonforfeiture Benefit has been paid out and reduced to zero during a Period of Coverage.

If coverage is being continued under the Nonforfeiture Benefit you will receive additional information regarding this benefit, including the available Maximum Total Nonforfeiture Benefit.]

General Provisions

Representations and Contestability. If this rider has been in effect or restored for less than six months, we may rescind it or deny an otherwise valid claim if the application for this rider contained a misrepresentation that is material to the acceptance of the application.

If this rider has been in effect for at least six months, but less than two years, we may rescind it or deny an otherwise valid request for rider benefits if the application contained a misrepresentation that is both:

1.	material to the acceptance of the application; and

2.	pertains to the condition for which the claim is made.

After this rider has been in effect for two years, it is incontestable, except for material facts about the insured person’s health that you or the insured person knowingly and intentionally misrepresented. If this rider is rescinded after we have paid benefits under this rider, we may not recover the payments already made; however, any death benefit payable under the base policy will be reduced by

ICC19-R19-LTCSR	PAGE 10

the amount of such payment and policy values will be adjusted as described in subsection (B) of the “Effects of Rider Benefits on Policy” provision of this rider.

All statements in the rider application are deemed to be representations and not warranties.

Misstatement in Age or Sex. If we determine while the insured person is alive that the insured person’s age or sex has been misstated on the application, we will recalculate all policy values from the date of policy issue.

Grace Period. The “Grace Period” provision of the policy will apply to this rider. During the Grace Period this rider will stay in effect.

Restoration of Rider Benefits When the Owner is the Insured Person. If this rider terminates while you would have otherwise met the eligibility criteria as described in the “Eligibility for the Payment of Benefits” provision, this rider may be restored if you provide a written request within five months after the date of termination, and provided that all of the following conditions are met:

1.	the policy is restored in accordance with the terms of its restoration provision, to the extent necessary for restoration of rider benefits in effect at the time of termination;

2.	we receive satisfactory proof that you needed assistance with at least two ADLs or suffered from cognitive impairment on the date of termination; and

3.	we receive payment of all overdue rider charges.

The restored rider will not provide Monthly Benefit Payments during the period of lapse to the date of restoration. The date of restoration will be the beginning of the policy month that coincides with or next follows the date we approve your request.

Notice of Claim. Written notice of claim must be submitted to us to our Administrative Office within 30 days after a covered loss starts or as soon as reasonably possible. The notice should include your name, the insured person’s name (if not the same), the policy number, and the type of care the insured person is receiving or plans to receive.

Claim Forms. We will furnish you with forms for filing proof of loss within 15 days after we receive notice of claim. If we do not, you can comply with this rider’s Proof of Loss requirement by writing to us within 90 days after the loss occurs about the nature and extent of the loss.

Payment of Claims, Benefit Determinations and Resolution of Benefit Disputes. We will furnish you with claim forms for filing after we receive a Notice of Claim. If you are eligible for the payment of benefits, the benefits will be paid to the policy owner on a monthly basis during your period of coverage. We will pay an amount as described under the “Monthly Benefit Payment” provision of this rider, or a lower amount if specified by you. If you dispute the amount of benefit paid, you must notify us in writing at our Administrative Office within 90 business days of your receipt of the payment in dispute. We will conduct a careful investigation of your dispute and provide an answer within 30 business days after we receive your written dispute. If the laws of the jurisdiction where the policy was delivered or issued for delivery differ from our standard procedure, we will comply with the laws of that jurisdiction.

Proof of Loss. Written proof of loss must be given in a form satisfactory to us at our Administrative Office during the insured person’s lifetime and within 90 days after such loss. If it is not reasonably possible to give written proof in the time required, we shall not reduce or deny a claim for this reason if the proof is given as soon as reasonably possible. However, the proof must be given to us during the insured person’s lifetime, and in no event, except in the absence of legal capacity, later than one year after the loss.

Time of Payment of Claims. Benefits for any loss covered under this rider will be payable upon approval of the claim for benefits.

Appeals. We will notify you in writing if we do not approve your claim for benefits. You have the right to appeal our claims decision and request all information directly related to our denial. We will provide you with the information within 60 days after our receipt of your written request.

Legal Actions. No legal action may be brought to recover under this rider within 60 days after written proof of loss has been given as required by this rider. No such action may be brought after three years from the time written proof of loss is required to be given. Any legal action taken must conform to the state in which this rider was delivered or issued for delivery.

Rider Restoration. If you restore the policy’s benefits, you may restore it with this rider in accordance with the section of the policy entitled “Restoration of Policy Benefits.” You must also provide evidence satisfactory to us of the insurability for the insured person, unless all of the conditions of the “Restoration of Rider Benefits When the Owner is the Insured Person” provision of this rider are met.

Rider Termination. This rider will terminate after all applicable adjustments to policy values as described in this rider have been made, and no further benefits will be payable (except as provided under the “Extension of Benefits” provision 2[and “Nonforfeiture Benefit” provision] of this rider), on the earliest of the following:

1.	at any time after the first policy year at the start of the policy month that coincides with or next follows the date we receive your written request to terminate this rider;

ICC19-R19-LTCSR	PAGE 11

2.	upon termination or surrender of the policy;

3.	the date of death of the insured person;

4.	the date when the Accumulated Benefit Lien Amount equals the Maximum Total Benefit;

5.	the effective date of the election of a Paid-Up Death Benefit Guarantee;

6.	the date you request payment under an Accelerated Death Benefit Rider due to terminal illness of the insured person2[, if it occurs before coverage is continued as a Nonforfeiture Benefit];

7.	the date the policy goes on Loan Extension or Policy Continuation2[, if it occurs before coverage is continued as a Nonforfeiture Benefit]; and

8.

on the date that a new insured person is substituted for the original insured person under the terms of any Substitution of Insured rider2[, if it occurs before coverage is continued as a Nonforfeiture Benefit].

You have the right to designate at least one person to receive the notice of termination for nonpayment of charges. You may change this designation once every two years. We will not lapse or terminate the rider for nonpayment of charges unless we, at least 30 days before the effective date of the lapse or termination, have given notice to the insured person, owner or person designated to receive such notice, at the address provided by the insured person or owner for purposes of receiving notice of lapse or termination. The notice shall be given by first class United States mail, postage prepaid; and notice will not be given until 30 days after a charge is due and unpaid. Notice shall be deemed to have been given five days after the date of the mailing.

Changes in Tax Law. If the Company is required to make a change to this rider to conform to changes in the requirements of the Code, we will notify you in writing of the changes and offer the changes to you, for rejection or acceptance. The offer will notify you that if you reject the change, the rider may no longer be tax qualified under the Code. You should consult your tax advisor if this situation arises.

Provider, Service and Facility Licensure, Certification and Registration. If the state where the policy was delivered, issued or where the services are being provided does not require licensing, certification or registration for a specific type of provider, service and/or facility, the providers, services and facilities in that state will be covered under this rider, as long as they meet the definitions outlined in the rider. If a provider, service or facility has a name other than the name defined in this rider, but meets the requirements for a provider, service or facility defined in this rider, they will be covered under this rider.

General. This rider is part of the policy. Its benefit is subject to all terms of this rider and the policy. All provisions of the policy continue to apply except as specifically modified by this rider. This rider has no cash or loan values.

Conformity With Interstate Insurance Product Regulation Commission Standards. This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of this rider that on the provision’s effective date is in conflict with the Interstate Insurance Product Regulation Commission standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards for this product type as of the provision’s effective date.

Cross Border Rules. This rider will pay benefits for similar services obtained in a state or jurisdiction (this means all 50 U.S. states, District of Columbia, Puerto Rico and U.S. Virgin Islands) other than the state or jurisdiction in which the policy to which the rider is attached was delivered, if benefits for those services would have been paid in the policy delivery state, irrespective of any facility licensing, certification or registration requirements (or similar requirements) differences between the states.

MONY LIFE INSURANCE COMPANY OF AMERICA

1[		1	[

	Mark Pearson, Chairman of the Board			Dave S. Hattem, Senior Executive Vice President,
	and Chief Executive Officer]			Secretary and Associate General Counsel]

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